NO-ACT

ACT 1933 Act
SECTION N/A
RULE 486(b)
PUBLIC AVAILABILITY 2/14/11

February 14, 2011

IM Ref. No. 2011211115
Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, and Calamos Global Total Return Fund
File No. 811-21080

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 14, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 5(b) or Section 6(a) of the Securities Act of 1933 (the "Securities Act") against Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, or Calamos Global Total Return Fund (each, a "Fund," and collectively, the "Funds"), each of which filed and had declared effective by the Commission a shelf registration statement on Form N-2 ("Registration Statement"), if a Fund files a post-effective amendment to its Registration Statement pursuant to Rule 486(b) under the Securities Act, under the circumstances set forth in your letter.

Background

You state that each Fund is a closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). Each Fund filed and had declared effective by the Commission its Registration Statement pursuant to which it may issue shares of common stock on a delayed basis in accordance with Rule 415(a)(1)(x) under the Securities Act and the positions of the Commission staff.[1] Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 and are listed and traded on the New York Stock Exchange. Each Fund has a fiscal year ending on October 31.

You state that each Fund's board of trustees (the "Board"), including a majority of independent trustees, has concluded that a continuously effective shelf registration statement would be beneficial to each Fund, its stockholders and potential investors. You state that each Fund, therefore, needs a continuously effective Registration Statement, and annually has filed post-effective amendments to its Registration Statement pursuant to Section 8(c) of the Securities Act ("Post-Effective Amendments") to bring the Fund's financial statements up to date or to make other non-material changes. You further state that each Fund, its stockholders and potential investors would benefit if Post-Effective Amendments filed for the purpose of bringing the Fund's financial statements up to date or to make any other non-material changes were effective immediately, as permitted by Rule 486(b) under the Securities Act available to certain registered closed-end investment companies. You state that utilization of Rule 486(b) would help ensure that the Funds have the ability to raise capital as the opportunity arises, and could reduce expenses incurred by the Funds in the Post-Effective Amendment process. You further state that due to the limited purposes for which the Funds would use Rule 486(b), no erosion of

[1] *See Nuveen Virginia Premium Income Municipal Fund*, SEC Staff No-Action Letter (Oct. 6, 2006); *Pilgrim America Prime Rate Trust*, SEC Staff No-Action Letter (May 1, 1998) ("Pilgrim Letter").

investor protection would occur and investors could have faster access to important information about the Funds, including their updated financial information.

Discussion

Rule 486(b) under the Securities Act, in relevant part, states that a post-effective amendment to a registration statement filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act ("Interval Fund") shall become effective on the date on which it is filed with the Commission, provided that certain conditions are met. The conditions of Rule 486(b) require, among other things, that the post-effective amendment be filed for no purpose other than, among other things, bringing the financial statements up to date or making non-material changes, and that the registrant make certain representations concerning the purpose for which the amendment is filed.

In adopting Rule 486(b) in 1994, the Commission recognized that Interval Funds may have a need to raise capital continuously, and therefore need continuously effective registration statements and would benefit if certain filings could become effective automatically.[2] The Commission staff in 1998 recognized that registered closed-end management investment companies such as the Funds, which are not Interval Funds, also may benefit from the flexibility to take advantage of favorable market conditions to raise additional capital through continuous or delayed offerings of their securities.[3] You assert that the Funds and their shareholders also would benefit if the Funds' Post-Effective Amendments that comply with the conditions of Rule 486(b) could become effective immediately pursuant to that Rule.

You represent that each Fund's Post-Effective Amendments will comply with the conditions of Rule 486(b), and that each Fund will file a Post-Effective Amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering of its securities at a price below net asset value. You also represent that each Fund will sell newly issued shares at a price no lower than the sum of the Fund's net asset value plus the per share commission or underwriting discount.[4]

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2 *See* Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 20486 (Aug. 24, 1994), n. 22 and accompanying text. An Interval Fund operates pursuant to a fundamental policy that requires the Interval Fund to make periodic offers to repurchase its common stock in an amount not less than five percent of the outstanding shares. *See* Rule 23c-3 under the Investment Company Act. These repurchase offers may create a need for the Interval Fund to replenish its assets by making a continuous or intermittent offering of its common stock. *See* Continuous or Delayed Offerings by Certain Closed-End Management Investment Companies; Automatic Effectiveness of Certain Registration Statements and Post-Effective Amendments, Investment Company Act Release No. 19391 (Apr. 7, 1993).

3 *See* Pilgrim Letter, supra note 1, at n. 12 and accompanying text.

4 *See* Pilgrim Letter, supra note 1, at n. 4 and accompanying text.

Conclusion

Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Section 5(b) or Section 6(a) of the Securities Act against the Funds if the Funds file Post-Effective Amendments to their Registration Statements pursuant to Rule 486(b) under the Securities Act. This response expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based upon all of the facts and representations in your letter, any different facts or representations may require a different conclusion.[5] We note that each Fund has acknowledged that the staff may withdraw any assurance granted in this letter if the staff finds that the Fund is misusing Rule 486(b) or for any other reason.

Michael S. Didiuk
Senior Counsel

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[5] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact specific nature of the Funds' request, however, the position expressed in this letter applies only to the Funds, and no other entity may rely on this position. The staff is willing to consider similar requests from other registered closed-end management investment companies or business development companies.

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

1933 Act – Section 5(b)
1933 Act – Section 6(a)
1933 Act – Rule 486

February 14, 2011

Mr. Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549

Dear Mr. Scheidt:

On behalf of Calamos Convertible Opportunities and Income Fund ("CHI"), Calamos Convertible and High Income Fund ("CHY"), and Calamos Global Total Return Fund ("CGO" and, together with CHI and CHY, the "Funds" and each, individually, a "Fund"), we seek assurance that the staff of the Division of Investment Management (the "Staff") will not recommend enforcement action against the Funds to the Securities and Exchange Commission (the "Commission") under Section 5(b) or Section 6(a) of the Securities Act of 1933, as amended (the "Securities Act") if the Funds utilize Rule 486(b) of the Securities Act to file post-effective amendments to their registration statements in satisfaction of the undertakings contained in each Fund's registration statement, under the circumstances set forth in this letter.

I. <u>Background</u>

Each of the Funds is a closed-end management investment company that is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Calamos Advisors LLC serves as the investment adviser to the Funds, and each of the Funds has a fiscal year ending October 31. Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and have been listed and traded on the New York Stock Exchange since the inception of the Fund. Each Fund has filed and had declared effective by Commission a shelf registration statement on Form N-2 pursuant to which it has registered, and may issue, securities in accordance with the terms of Rule 415(a)(1)(x) under the Securities Act and the positions of the Staff articulated in Pilgrim America Prime Rate Trust (pub. avail. May 1, 1998) and Nuveen Virginia Premium Income Municipal Fund (pub. avail. October 6, 2006) ("Nuveen I").

The Board of Trustees (the "Board") of each Fund, including a majority of the independent directors, has concluded that the continued ability to raise capital through the public offering of additional securities on a delayed and continuous basis is of great benefit to each Fund and its stockholders. The Board also has concluded that a continuously effective shelf registration statement is beneficial to the Funds, their stockholders and potential investors. As discussed below, however, certain of the Funds have been unable to sell securities off of their effective shelf registration statements for significant portions of each year due to the post-effective amendment process currently required to bring the Funds' financial statements up to date.[1] The Board of each Fund believes that the Funds, their stockholders and potential investors would benefit if the Funds were allowed to utilize Rule 486(b) under the Securities Act, which is available to certain registered closed-end investment companies,[2] to file post-effective amendments to their shelf registration statements in order to bring their financial statements up to date, or to make any other non-material changes. Investors would benefit from the Funds' ability raise capital in continuous offerings of their securities at non-dilutive prices, without significant periods of disruption to such offering process. In addition, Fund stockholders would benefit from considerable cost savings, as expenses incurred in respect of the current post-effective amendment process are significant. Due to the limited purpose for which the Funds propose to use Rule 486(b), no erosion of investor protections would occur.

II. <u>Discussion</u>

Section 5(b)(1) of the Securities Act makes it unlawful for any person directly or indirectly to transmit, through interstate commerce, a prospectus relating to any security with respect to which a registration statement has been filed, unless the prospectus meets the requirements of Section 10 of the Securities Act. Similarly, Section 5(b)(2) of the Securities Act makes it unlawful for any person directly or indirectly to carry or cause to be carried any security for the purpose of sale or delivery, unless proceeded or accompanied by a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Section 10(a)(1) of the Securities Act, in pertinent part, states that a prospectus relating to a security – other than a security issued by a foreign issuer – shall contain the

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[1] Only CHI, CHY, and CGO have traded at a sufficient premium to offer shares in an at the market offering.

[2] The Funds are not organized as interval funds pursuant to Rule 23c-3 under the Investment Company Act, and therefore Rule 486(b), on its face, is not currently available to the Funds.

information contained in the issuer's registration statement. Section 10(a)(3) states that, notwithstanding Section 10(a)(1), a prospectus that is used more than nine months after the effective date of the registration statement must have information as of a date not more than sixteen months prior to such use, so far as the information is know to the user of the prospectus or can be furnished by the user of the prospectus without unreasonable effort or expense (a "10(a)(3) Prospectus").

Open-end management investment companies ("Open-end Funds"), unit investment trusts, and face-amount certificate companies are required by Section 24(e) of the Investment Company Act to use a 10(a)(3) Prospectus that does not vary from the latest prospectus filed as part of a post-effective amendment to the fund's registration statement. Open-end Funds satisfy this requirement by filing a post-effective amendment pursuant to Rule 485, which provides for automatic or immediate effectiveness.[3] Notably, however, Section 24(e) does not apply to closed-end management investment companies, and there are no statutory or rule-based requirements mandating that a closed-end fund make such a post-effective filing.[4] Instead, closed-end funds are required by Item 34(4)(a) of Form N-2 (which is the registration statement utilized by closed-end funds) to undertake "to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act."

Each Fund has made this undertaking in its effective registration statement. As a consequence, each Fund currently is required to file a post-effective amendment on an annual basis to update its shelf registration statement with its audited financial statements in accordance with this undertaking, as well as to make any non-material updates. Each Fund currently satisfies this undertaking by filing a post-effective amendment with the Commission pursuant to Section 8(c) of the Securities Act. Section 8(c) does not provide a mechanism for automatic effectiveness.[5] A post-effective amendment filed pursuant to Section 8(c) must be declared effective by the Staff in order to take effect. This process subjects the filings to Staff review and comment, even for routine non-material amendments,

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[3] Rule 485(a) permits automatic effectiveness after the passage of a specified period of time. Rule 485(b) provides for immediate effectiveness of filings made for certain purposes, including, among other things, updating financial statements and making non-material changes.

[4] See Section 24(e) of the Investment Company Act; L. Loss & J. Seligman, Securities Regulation, 566 (3rd ed. 1998).

[5] But see supra note 3 and accompanying text for a discussion of Rule 485, which provides for automatic and immediate effectiveness for Open-end Funds.

and which in the Funds' experience is a lengthy process. During this period, no issuances can take place, thereby preventing the Funds from taking advantage of what may be an attractive market to raise assets for the benefit of Fund stockholders.

Closed-end Funds that are operated as interval funds pursuant to Rule 23c-3 under the Investment Company Act are not subject to these delays. Rule 486(b) provides that a post-effective amendment to an effective registration statement filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act ("Interval Funds") shall become immediately effective on the date it is filed, or on a later date designated by the registrant that is no more than 30 days after the filing is made, provided that the registration statement is filed solely to: (i) register additional shares of common stock for which a registration statement filed on Form N-2 is effective, (ii) bring the financial statements up to date under Section 10(a)(3) of the Securities Act or Rule 3-18 of Regulation S-X, (iii) designate a new effective date for a previously filed post-effective amendment or registration statement for additional shares under Rule 486(a), which has not yet become effective, (iv) update the information required by Item 9c of Form N-2;[6] (v) make any non-material changes the registrant deems appropriate, and (vi) any other purpose the Commission shall approve.

In the adopting release for Rule 486, the Commission stated that "[t]he initial proposal to Rule 486 recognized that closed-end interval funds may need continuously effective registration statements and would benefit if certain filings could become effectively automatically."[7] The Funds believe that this line of thought should be extended to them as closed-end funds that are conducting offerings pursuant to Rule 415(a)(1)(x).

Recently, your office has concurred with this approach. In Tortoise Energy Infrastructure Corporation (pub. avail. April 23, 2010), Energy Income and Growth Fund (pub. avail. July 27, 2010), and Nuveen Municipal High Income Opportunity Fund (pub. avail. Nov. 9, 2010) ("Nuveen II") the Staff granted no-action assurances to three closed-end fund complexes that were engaged in a delayed or continuous offering pursuant to Rule 415(a)(1)(x). In the letters, the Staff agreed not to recommend enforcement action to the

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[6] We note that Form N-2 does not have, and has never had, an "Item 9c." Based upon a review of the administrative history of Rule 486, we believe that this should be a reference to Item 9.1.c. of Form N-2, which relates to information regarding individual portfolio managers. Accordingly the Funds plan to treat the reference to "Item 9c" as a reference to Item 9.1.c. of Form N-2.

[7] *Post-Effective Amendments to Investment Company Registration Statements*, SEC Rel. No. 33-7083 (Aug. 17, 1994).

Commission under Sections 5 and 6(a) of the Securities Act based on the representation that the respective funds' board of directors approved the funds' delayed or continuous offerings, the representation that each funds' post-effective amendments would comply with the conditions of Rule 486(b), and the representation that each fund would file a Post-Effective Amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering of its securities at a price below net asset value.[8]

Your office has been clear that, "[i]n light of the very fact specific nature" of the requests, this relief is limited on its face to the addressees of the no-action letters. Your office has gone on to note, however, that it "is willing to consider similar requests from other registered closed-end management investment companies or business development companies."

We submit that the Funds are similarly situated to the funds in the Tortoise and Energy Income and Growth Fund, and Nuveen II letters for purposes of this relief. As was the case with each of the funds in the Tortoise, Energy Income and Growth Fund, and Nuveen II letters, each Fund's Board, including a majority of its independent directors, has concluded that the continued ability to raise capital through the public offering of additional securities on a delayed and continuous basis would benefit each Fund and its stockholders. In addition, each Fund's Board has concluded that a continuously effective shelf registration statement would be beneficial to the Funds, their stockholders and potential investors. In furtherance of these conclusions, each Fund has an effective registration statement on file with the Commission pursuant to which the Fund may issue securities on a delayed and continuous basis in accordance with Rule 415(a)(1)(x) under the Securities Act and the positions of the Commission staff in the Nuveen I and Pilgrim letters.

As is the case with Interval Funds, the Funds and their common stockholders would also benefit from having continuously effective registration statements. The ability to utilize Rule 486(b) under the Securities Act would have significant benefits for the Fund, investors and the Commission:

- The Funds would have the ability to raise capital as the opportunity arises;

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[8] In addition, the Tortoise funds made the following undertaking:

"(f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering by [the Tortoise Fund] pursuant to the issuance of rights to subscribe for shares below net asset value;"

- The Funds would reduce the expenses they presently incur as part of the registration statement review and comment process, thus benefiting shareholders; and

- Investors could have faster access to important information about the Funds including their updated financial information.

In addition, because Rule 486(b) would only permit the Funds to update their financial statements, or to make non-material changes to their registration statements, the Funds believe that the public policy of protecting investors would be safeguarded. The Funds represent that in each case such filings would be made in compliance with the conditions of Rule 486(b), and that each Fund will file a Post-Effective Amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering of its securities at a price below net asset value. Each Fund that relies on the requested relief to sell common shares will sell newly issued shares at a price no lower than the sum of the Fund's net asset value plus the per share commission or underwriting discount.[9]

The Funds would utilize Rule 486(b) to file post-effective amendments only for purposes of: (1) bringing the financial statements of a Fund up to date under Section 10(a)(3) of the Securities Act or rule 3-18 of Regulation S-X, (2) to update the information required by Item 9.1.c of Form N-2; or (3) to make any non-material changes the registrant deems appropriate.[10]

III. Conclusion

In light of the forgoing, we seek your assurances that the Staff will deem the Funds to have complied with their undertaking provided in response to Item 34(4)(a) of Form N-2, and will not recommend enforcement action against the Funds to the Commission under Section 5(b) or Section 6(a) of the Securities Act if the Funds utilize Rule 486(b) of the Securities Act, under the circumstances set forth above.

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[9] See Energy Income and Growth Fund and First Trust Active Dividend Income Fund (pub. avail. July 27, 2010).

[10] The Funds would not seek to use a filing made in accordance with Rule 486(b) to register additional securities without first obtaining relief from Rule 413 under the Securities Act.

K&L | GATES

Each Fund acknowledges that the Staff may withdraw any assurance granted in response to this letter if the Staff finds that the Fund is misusing Rule 486(b), or for any other reason. Please contact the undersigned at (202) 778-9220, with any questions or comments regarding this letter.

Very truly yours,

Eric S. Purple